                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Vertex Industries, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.005 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                    925322109
                                 --------------
                                 (CUSIP Number)

                               Wayne L. Clevenger
                              MidMark Capital, L.P.
                             466 Southern Boulevard
                            Chatham, New Jersey 07928
                                 (973) 822-2999

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    Copy to:

                            David F. Broderick, Esq.
                             McCarter & English, LLP
                               100 Mulberry Street
                          Newark, New Jersey 07101-0652
                                 (973) 622-4444

                               September 16, 1999
                               ------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




                               Page 1 of 7 Pages
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                                  SCHEDULE 13D

CUSIP No.  925322109

         (1)      NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (Entities only)


                  MidMark Capital, L.P.

         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [  ]
                                                                       (b)  [x]

         (3)      SEC USE ONLY


         (4)      SOURCE OF FUNDS

                                    WC

         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [  ]


         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION


                  Delaware


NUMBER OF                  (7)      SOLE VOTING POWER
SHARES
                                            5,000,000

BENEFICIALLY               (8)      SHARED VOTING POWER

OWNED BY
EACH                       (9)      SOLE DISPOSITIVE POWER

                                            5,000,000
REPORTING
PERSON WITH                (10)     SHARED DISPOSITIVE POWER



         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                    5,000,000

         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES                    [   ]


         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      29.6%

         (14)     TYPE OF REPORTING PERSON

                                       PN




                               Page 2 of 7 Pages
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                                  INTRODUCTION



         This statement on Schedule 13D (the "Statement") constitutes the initial filing by, MidMark Capital, L.P., a Delaware limited partnership ("MidMark") with respect to the beneficial ownership of shares of common stock, par value $.005 per share, of Vertex Industries, Inc., a New Jersey corporation.

         This Statement is being filed by MidMark.



ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity  securities to which this Statement on
Schedule 13D relates is the common stock, par value $.005 per share (the "Common Stock"), of Vertex Industries, Inc., a New Jersey corporation (the "Company"). The address of the Company's principal executive office is 23 Carol Street, P.O. Box 996, Clifton, New Jersey 07014.



ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by MidMark (the "Reporting Person"). MidMark is a small business investment company. It's principal executive offices are located at 466 Southern Boulevard, Chatham, New Jersey 07928. Information regarding the directors, executive officers and or control persons of the Reporting Person is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference.

         During the last five years, the Reporting Person or, to the best knowledge of the Reporting Person, any person named in Schedule I has not been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         The 5,000,000 shares of Common Stock beneficially owned by the Reporting Person were acquired pursuant to a Subscription Agreement, dated as of June 21, 1999 as amended on August 23, 1999 and September 13, 1999, by and among Edwardstone & Company, Incorporated, a Delaware corporation ("Edwardstone"), MidMark and the Company (as amended, the "Subscription Agreement"; such Subscription Agreement is attached as Exhibits 1, 2 and 3, which Exhibits are hereby incorporated by reference). Such shares were purchased by MidMark with the working capital of MidMark at an aggregate cost of $5,000,000. To raise the working capital necessary to fund the acquisition, MidMark called in commitments from its limited partners, including the Small Business Administration, which is a preferred limited partner in MidMark.


                               Page 3 of 7 Pages
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ITEM 4.  PURPOSE OF TRANSACTION.

         The acquisition of the 5,000,000 shares of Common Stock by the Reporting Person was made in an effort to gain, along with Edwardstone, a controlling ownership interest in the Company. Pursuant to the Subscription Agreement, MidMark purchased 5,000,000 shares of Common Stock from the Company and Edwardstone purchased 5,449,642 shares of Common Stock from the Company.

         As a condition to MidMark's and Edwardstone's purchase of shares of Common Stock, MidMark, Edwardstone and the Company entered into a Stockholders Agreement, dated as of September 15, 1999 (the "Stockholders Agreement"; such Stockholders Agreement is attached as Exhibit 4, which Exhibit is hereby incorporated by reference), containing certain terms and conditions concerning the acquisition and disposition of such shares of Common Stock and the corporate governance of the Company. Other than the Stockholders Agreement, there are no agreements or understandings between MidMark and Edwardstone with respect to the Company or its outstanding securities, and MidMark does not believe that it and Edwardstone constitute a group within the meaning of Section 13(d)(3) of the Act.

 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a) MidMark beneficially owns 5,000,000 shares of Common Stock, 29.6% of the Common Stock of the Company.

                  (b) MidMark has the sole power to vote, direct the voting of, dispose of and direct the disposition of 5,000,000 shares of Common Stock of the Company.

                  (c) Except as described in paragraph (a) above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons referred to in Schedule I attached hereto, has effected any transactions in the Common Stock during the past 60 days.

                  (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

                  (e)      Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, the Reporting Person nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



                               Page 4 of 7 Pages
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS



                  1.   Subscription   Agreement  dated  as  of  June  21,  1999,
         ("Subscription Agreement") by and among MidMark, Edwardstone and the Company.

                  2. Amendment No. 1 to Subscription Agreement dated as of August 23, 1999, by and among MidMark, Edwardstone and the Company.

                  3. Amendment No. 2 to Subscription Agreement dated as of September 13, 1999, by and among MidMark, Edwardstone and the Company.

                  4. Stockholders Agreement dated as of September 15, 1999, by and among MidMark, Edwardstone and the Company.




                               Page 5 of 7 Pages
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SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the Reporting Person, such person or entity certifies that the information set forth in this Schedule 13D is true, complete and correct and agrees that this statement is filed on behalf of them.



Dated:  September 27, 1999



                                MIDMARK CAPITAL, L.P.

                                By its General Partner, MidMark Associates, Inc.

                                By: /s/ Wayne L. Clevenger
                                    -----------------------
                                Name:  Wayne L. Clevenger
                                Title:    Managing Director




                               Page 6 of 7 Pages
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                                                                      SCHEDULE I



            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

         The names, present principal occupations and business addresses of the directors and executive officers of MidMark Associates, Inc., the General Partner of the Reporting Person, are set forth below. The directors' or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person.



Directors                                    Office                                   Citizenship
---------                                    ------                                   -----------

 Wayne L. Clevenger                      Managing Director                           United States

 Denis Newman                            Managing Director                           United States

 Joseph R. Robinson                      Managing Director                           United States



Officers                                     Office                                   Citizenship
--------                                     ------                                   -----------

 Denis Newman                            President                                   United States

 Wayne L. Clevenger                      Secretary                                   United States

 Joseph R. Robinson                      Treasurer                                   United States

 Matthew Finlay                          Vice President                              United States





                               Page 7 of 7 Pages